FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January, 2006

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant’s Name into English)

3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Registrant’s press release dated January 4, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.

(Registrant)

By: /s/ Doron Birger
Doron Birger

Dated: January 4, 2006

- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES NEW INVESTMENT OF $3.7 MILLION IN SAFEND

Tel Aviv, January 4, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it has completed a new investment of $3.7 million in Safend Ltd. out of an aggregate financing round of $7.4 million in which existing shareholders of Safend also participated.

Safend is an Israeli company which develops comprehensive endpoint security solutions that enable organizations to adopt new technologies without sacrificing security. Safend’s innovative solutions - the Safend Auditor™ and Safend Protector™ -provide the enterprise with granular visibility and control over the myriad of devices users connect to their desktops and laptops, including media players, Smart Phones with Bluetooth, Disk on Keys, and other portable and physical storage devices.

Doron Birger, President & Chief Executive Officer of Elron commented: "This announcement reflects Elron's continued investment in new leading edge technology companies. Safend is a leading company in a new fast growing market of end point security solutions of information leakage detection and prevention. With its innovative technology, top management and highly experienced professional team, we are confident that Safend will develop into a successful, high value company".

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials.

For further information, visit http://www.elron.com

Contact: Rinat Remler Elron Electronic Industries Ltd. Tel. 972-3-6075555 rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.